AMENDMENT NO. 1
TO
SHARE EXCHANGE AGREEMENT

This Amendment No. 1 (this “Amendment”) is made and entered into effective as of the 31st day of December, 2011, by and among Global NuTech, Inc., a Nevada corporation (the “Parent”), and International Plant Services, L.L.C., a Texas limited liability company (“IPS), together with all other signatories to that certain Share Exchange Agreement (the “SXA”) dated December 30, 2011 (all parties to the SXA, collectively, the “Parties”).

Pursuant to the SXA, the Parent agreed to acquire one hundred percent (100%) of the membership interests in IPS (the “Control Interests”) on the terms and subject to the conditions of the SXA.

The Parties now desire to, among other things, amend the SXA in order to provide for the issuance of newly designated shares of the Parent’s preferred stock instead of Promissory Notes (as such term is defined in the SXA) as consideration for the delivery of the Control Interests, all on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the agreements of the Parties as set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.           Recitals.  The foregoing Recitals are true and correct and are incorporated herein by this reference.

2.           Definitions.  Capitalized terms used but not otherwise defined in this Amendment shall have the respective meanings ascribed to such terms in the SXA.

3.           Amendments.

3.1           Amendment to Third Recital. The Third Recital of the SXA is hereby amended to read in its entirety:

WHEREAS, the Parent desires to acquire the Control Interests in exchange for the issuance by the Parent to the Equity-Holders of (i) Twenty-Nine Million Four Hundred Eleven Thousand Seven Hundred Sixty-Five (29,411,765) newly-issued shares (the “Common Shares”) of the Parent’s common stock, par value $0.00001 per share (“Parent Common Stock”), and (ii) US$10,000,000.00 worth of shares of a new series of the Parent’s preferred stock, par value $0.00001 per share, convertible into shares of Parent Common Stock, subject to the terms of such series’ certificate of designation (the “New Preferred Shares”, which shall be designated pursuant to a certificate of designation substantially in the form attached hereto as Exhibit B) (such transaction, collectively, the “Exchange”); and

3.2           Amendment to Section 3.1.  Section 3.1 of the SXA is hereby amended to read in its entirety:

On the terms and subject to the conditions set forth in this Agreement, on the Closing Date, the Equity-Holders, by executing this Agreement, shall assign, transfer and deliver, free and clear of all liens, pledges, encumbrances, charges, restrictions or known claims of any kind, nature, or description, the Control Interests, constituting all of the IPS Interests, including voting power, of IPS.  In exchange for the transfer of the Control Interests by the Equity-Holders, the Parent shall issue to the Equity-Holders (i) share certificates representing an aggregate amount of Twenty-Nine Million Four Hundred Eleven Thousand Seven Hundred Sixty-Five (29,411,765) shares of Parent Common Stock (defined herein as the “Common Shares”), which at the time of exchange and as of the Closing Date shall represent approximately seventy-six percent (76%) of the currently issued and outstanding equity and voting power of the Parent, of which Karim Ayed shall receive a certificate in the amount of Fourteen Million Seven Hundred Five Thousand Eight Hundred Eighty-Two (14,705,882) shares and Mohamed Noureddine Ayed shall receive a certificate in the amount of Fourteen Million Seven Hundred Five Thousand Eight Hundred Eighty-Three (14,705,883) shares, and (ii) two share certificates representing the New Preferred Shares, one to each of Karim Ayed and Mohammed Noureddine Ayed, each in the amount of US $5,000,000.00 worth of New Preferred Shares, or Five Million (5,000,000) of such shares, convertible into shares of Parent Common  Stock as set forth in the certificate of designation creating such New Preferred Shares.  As a result of the Exchange as contemplated herein, (1) the issued and outstanding equity of the Parent shall consist of Thirty-Eight Million Two Hundred Forty-Four Thousand Two Hundred Eighteen (38,244,218) shares of Parent Common Stock, Two Million Nine Hundred Thousand (2,900,000) shares of Series A Convertible Preferred Stock and Ten Million (10,000,000) shares of the New Preferred Shares; (2) each of the Equity-Holders will own approximately thirty-eight percent (38%) of the issued and outstanding shares of Parent Common Stock on the Closing Date; and (3) each of the Equity-Holders will own at least thirty-seven percent (37%) of the equity and voting power of the Parent with respect to currently issued capital stock. On the Closing Date, the Equity-Holders shall enter into an assignment and assumption agreement effecting the transfer of the Control Interests to the Parent.  Upon consummation of the transaction contemplated herein, all of the IPS Interests shall be held by the Parent.

3.3           Table of Contents and Exhibit List. With respect to “Exhibit B – Promissory Note Form” as listed in the Table of Contents to the SXA, such listing is hereby amended to read “Exhibit B – Certificate of Designation of New Preferred Shares”. Exhibit B to the SXA is hereby replaced in its entirety by the document attached hereto as Annex A.

4.           Representations and Warranties.  Each of the Parties hereby represents and warrants that (a) this Amendment and the SXA, as amended hereby, constitute the legal, valid and binding obligation of each of the Parties and are enforceable against any and all of the Parties in accordance with their terms, and (b) this Amendment has been duly authorized, executed and delivered by each of the Parties.

5.           Effect on the SXA.  The SXA, as amended hereby, shall remain in full force and effect and is hereby ratified and confirmed.  Except as expressly set forth herein, the execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of the Parties, nor constitute a waiver of any provision of the SXA (or an agreement to agree to any future amendment, waiver or consent).

6.           Governing Law.  This Amendment and the SXA shall be governed by, enforced, and construed under and in accordance with the laws of the United States of America and, with respect to the matters of State law, with the laws of the State of Texas.  Venue for all matters shall be in Harris County, Texas, without giving effect to principles of conflicts of law thereunder.  Each of the Parties irrevocably consents and agrees that any legal or equitable action or proceedings arising under or in connection with this Amendment and the SXA shall be brought exclusively in the federal courts of the United States sitting in Harris County, Texas.  By execution and delivery of this Amendment and its incorporation into the SXA, each party hereto irrevocably submits to and accepts, with respect to any such action or proceeding, generally and unconditionally, the jurisdiction of the aforesaid court, and irrevocably waives any and all rights such party may now or hereafter have to object to such jurisdiction.

7.           Counterparts.  This Amendment may be executed in counterparts (including by means of facsimile or digital transmission), each of which shall be deemed an original but all of which, when taken together, will constitute one and the same agreement.

** Signature Page to Follow **

IN WITNESS WHEREOF, the Parties, each intending to be legally bound thereby, have executed this Amendment effective as of the first date identified in the first sentence of this Amendment.

GLOBAL NUTECH, INC.

By:	/s/ David Mathews
Name:	David Mathews
Title:	Chief Executive Officer

INTERNATIONAL PLANT SERVICES, L.L.C.

By:	/s/ Craig Crawford
Name:	Craig Crawford
Title:	President

EQUITY-HOLDERS

By:	/s/ Mohamed Noureddine Ayed
Name:	Mohamed Noureddine Ayed
Title:	Member

By:	/s/ Karim Ayed
Name:	Karim Ayed
Title:	Member

OTHER PARTIES

/s/ Pamela Stewart
Pamela Stewart

/s/ John Magner
John Magner

** Signature Page to Amendment No. 1 to Share Exchange Agreement **

ANNEX A – CERTIFICATE OF DESIGNATION OF NEW PREFERRED SHARES

150101

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number 20120005448-76
Ross Miller Secretary of State State of Nevada	Filing Date and Time 01/04/2012 1:10 PM
	Entity Number E0359582007-1

Certificate of Designation

(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations (Pursuant to NRS 78.1955)

1. Name of corporation:

Global NuTech, Inc.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

Ten Million (10,000,000) shares of stock, $0.00001 par value per share, are hereby designated Series B Convertible Preferred Stock, having preferences as to dividends and distributions, and rights of liquidation, conversion and redemption, as more particularly described in Exhibit A hereto. The Series B Convertible Preferred Stock shall have voting rights as required by the Nevada Revised Statutes and as set forth in Section 5 of Exhibit A. [See attachment].

3. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X

Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Stock Designation
Revised: 3-6-09

EXHIBIT A

GLOBAL NUTECH, INC. (the "Company")
CERTIFICATE OF DESIGNATIONS
OF THE
SERIES B CONVERTIBLE PREFERRED STOCK

(PURSUANT TO NRS 78.1955)

SECTION 1

DESIGNATION AND RANK

1. 1. Designation. There is hereby created out of the authorized and unissued shares of Preferred Stock of the Company a single series of preferred stock, the designation of which shall be "Series B Convertible Preferred Stock", par value $0.00001 per share. The number of authorized shares constituting the Series B Convertible Preferred Stock is Ten Million (10,000,000). The Series B Convertible Preferred Stock will have a liquidation preference as determined in Section 3.1 below.

1. 2. Rank. With respect to the payment of dividends and other distributions on the capital stock of the Company, including the distribution of the assets of the Company upon liquidation, winding up or dissolution, the Series B Convertible Preferred Stock shall rank senior to the common stock of the Company, par value $0.00001 per share (the "Common Stock"), and, except for the Series A Convertible Preferred Stock, senior to all other series of preferred stock or classes of capital stock of the Company existing or hereafter created the terms of which do not expressly provide that it ranks senior to, or on a parity with, the Series B Convertible Preferred Stock as to dividends and other distributions on the capital stock of the Company, including the distribution of the assets of the Company upon liquidation, winding up or dissolution.

SECTION 2

DIVIDEND RIGHTS

2. 1. Dividends or Distributions .

(a) The holders of the then outstanding shares of Series B Convertible Preferred Stock will be entitled to receive, when, as and if declared by the board of directors of the Company (the "Board") out of funds of the Company legally available therefor, non-cumulative cash dividends accruing on a daily basis from the date of issuance of the Series B Convertible Preferred Stock through and including the date on which such dividends are paid at the annual rate of four percent (4%) (the "Applicable Rate") per share of the Series B Convertible Preferred Stock. The cash dividends provided for in this Section 2.1(a) are hereinafter referred to as "Base Dividends".

(b) The Company shall not declare any dividend or distribution on or with respect to the Common Stock without the written consent of the holders of a majority of the issued and outstanding shares of the Series B Convertible Preferred Stock.

(1.c) In addition to the Base Dividends, in the event any dividends are declared or paid or any other distribution is made on or with respect to the Common Stock, the holders of the Series B Convertible Preferred Stock as of the record date established by the Board for such dividend or distribution on the Common Stock shall be entitled to receive, as additional dividends (the "Additional Dividends") an amount (whether in the form of cash, securities or other property) equal to the amount (and in the form) of the dividends or distribution that such holder would have received had each share of the Series B Convertible Preferred Stock been one share of the Common Stock, such Additional Dividends to be payable on the same payment date as the payment date for the Common Stock; provided, however, that no Additional Dividends shall be payable to the holders, if the Company is current in its obligation to pay the Base Dividends. The record date for any such Additional Dividends shall be the record date for the applicable dividend or distribution on the Common Stock, and any such Additional Dividend shall be payable to the individual, entity or group in whose name the Series B Convertible Preferred Stock is registered at the close of the business day on the applicable record date.

(1.d) No dividend shall be paid or declared on any share of Common Stock, unless a dividend, payable in the same consideration and manner, is simultaneously paid or declared, as the case may be, on each share of Series B Convertible Preferred Stock in an amount determined in paragraph (c) hereof. For purposes hereof, the term "dividend" shall include any pro rata distribution by the Company, out of the funds of the Company legally available therefore, of cash, property, securities (including, but not limited to, rights, warrants or options) or other property or assets to the holders of the Common Stock, whether or not paid out of capital, surplus or earnings.

SECTION 3

LIQUIDATION RIGHTS

3. 1. Liquidation Preference. Upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary (collectively, a "Liquidation"), before any distribution or payment shall be made to any of the holders of Common Stock or any other series of preferred stock, the holders of Series B Convertible Preferred Stock shall be entitled to receive out of the assets of the Company, whether such assets are capital, surplus or earnings, an amount equal to $1.00 per share of Series B Convertible Preferred Stock (the "Liquidation Amount") plus all declared and unpaid dividends thereon, for each share of Series B Convertible Preferred Stock held by them.

3. 2. Pro Rata Distribution. If, upon any Liquidation, the assets of the Company shall be insufficient to pay the Liquidation Amount, together with declared and unpaid dividends thereon, in full to all holders of Series B Convertible Preferred Stock, then the entire net assets of the Company shall be distributed among the holders of the Series B Convertible Preferred Stock, ratably in proportion to the full amounts to which they would otherwise be respectively entitled and such distributions may be made in cash or in property taken at its fair value (as determined in good faith by the Board), or both, at the election of the Board.

3. 3. Merger, Consolidation or Reorganization. For purposes of this Section 3, a Liquidation shall be deemed to be occasioned by or to include the merger, consolidation or reorganization of the Company into or with another entity through one or a series of related transactions, or the sale, transfer or lease of all or substantially all of the assets of the Company.

SECTION 4

CONVERSION RIGHTS

4. 1. Conversion. At the option of the holders thereof, with 30 days written notice to the Company (the "Notice of Conversion"), and upon the earlier of (i) the passing of three (3) years from the issuance date of shares of the Series B Convertible Preferred Stock or (ii) the change of control, or sale, of the Company, each share of Series B Convertible Preferred Stock shall be convertible, in whole or in part, into shares of Common Stock at a conversion price of $0.17 per share (the "Conversion Price").

For purposes of this Section 4.1, "change of control" means the occurrence of any of the following events (whether or not approved by the Board):

(a) any transaction or series of related transactions (including but not limited to a merger or reorganization) which results in holders of the Company's capital stock outstanding prior to such event owning less than 50% of either (x) the total voting power of the then outstanding voting stock of the Company or (y) the total economic ownership of the then outstanding Common Stock of the Company;

(b) the Company consolidates with or merges or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets unless holders of the Company's capital stock outstanding prior to such event own at least 50% of the surviving or purchasing entity;

Notwithstanding the above, in no event shall any future conversion of the Series B Convertible Preferred Shares be deemed a change of control.

Also for purposes of this Section 4.1, "sale of the company" means a sale of the Company pursuant to which the acquirer(s) acquire(s) (i) 50.1% of the shares of capital stock of the Company (whether by merger, consolidation, sale or transfer or stock or otherwise), or (ii) all or substantially all of the assets of the Company and its subsidiaries taken as a whole (by merger, consolidation, reorganization, sale of assets, sale of stock or otherwise).

4. 2 Fractional Shares. No fractional shares of Common Stock shall be issued upon the conversion of any share or shares of Series B Convertible Preferred Stock but instead, upon conversion, fractional shares shall be rounded up to the nearest whole share.

4. 3 Reserves. The Company covenants that it shall at all times reserve and keep available, solely for the purpose of issuance upon conversion of the shares of Series B Convertible Preferred Stock, such number of shares of Common Stock as shall be issuable upon the conversion of all such outstanding shares, provided that nothing contained herein shall be construed to preclude the Company from satisfying its obligations in respect of the conversion of shares of Series B Convertible Preferred Stock by delivering shares of Common Stock that are held in the treasury of the Corporation.

4. 4 Notice of Certain Transactions. In the event that: (A) the Company takes any action that would require an adjustment to the Conversion Price; (B) the Company proposes to consolidate or merge with, or transfer all or substantially all of its property or assets to, another person or entity and the stockholders of the Company must approve the transaction; or (C) there is a proposed Liquidation with respect to the Company; the Company shall mail to the holders of the Series B Convertible Preferred Stock a notice stating the proposed record or effective date, as the case may be. The Company shall mail the notice at least ten days before such record or effective date, whichever is first.

4. 5 Transfer Taxes. The Company shall pay any and all documentary, stamp, issue or transfer taxes, and any other similar taxes payable in respect of the issue or delivery of shares of Common Stock upon conversion of shares of Series B Convertible Preferred Stock pursuant hereto.

4. 6 Adjustments to Number of Shares. The number of shares of Common Stock issuable upon conversion of each share of Series B Convertible Preferred Stock shall be adjusted from time to time as follows:

If, after the issuance date of shares of Series B Convertible Preferred Stock, the Company (A) pays a dividend or makes a distribution on its Common Stock in shares of its capital stock, (B) subdivides its outstanding shares of Common Stock into a greater number of shares, (C) combines its outstanding shares of Common Stock into a smaller number of shares, or (D) issues by reclassification of its shares of Common Stock any shares of capital stock of the Company, then the number of shares of Common Stock issuable upon conversion of each share of Series B Convertible Preferred Stock shall be adjusted so that the holder of any share of the Series B Convertible Preferred Stock thereafter surrendered for conversion shall be entitled to receive the number and kind of shares of capital stock that such holder would have owned immediately following such action had such share been converted immediately prior thereto and the Conversion Price shall be appropriately adjusted to reflect any such event. An adjustment made pursuant to this Section 4.6 shall become effective immediately after the record date in the case of a dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination, or reclassification. Appropriate adjustment shall be made to this Certificate of Designation to give effect to each such change.

4. 7 No Adjustment Less than Par Value. No adjustment in the Conversion Price shall reduce the Conversion Price below the then par value of the Common Stock.

4. 8 Notice of Adjustment. Whenever the Conversion Price or conversion privilege is adjusted the Company shall promptly mail to the holders of the Series B Convertible Preferred Stock a notice of the adjustment briefly stating the facts requiring the adjustment and the manner of computing it.

SECTION 5

VOTING RIGHTS

5. 1. General. The holders of Series B Convertible Preferred Stock shall be entitled to vote on a 1-to-1 (preferred share-to-common share) basis relative to the holders of Common Stock, and with the holders of Common Stock, on all matters submitted to the holders of Common Stock for a vote.

SECTION 6

REDEMPTION

6.1 Redemption at the Option of the Company. Shares of Series B Convertible Preferred Stock shall be redeemable, at the option of the Company, at any time prior to the receipt by the Company of a Notice of Conversion, in whole or in part, by paying to the holders a cash amount equaling $1.00 per share, plus all accrued and unpaid dividends thereon to the date fixed for redemption (the "Redemption Price"). At least 30 days, but no more than 90 days, prior to the date set for the redemption (the "Redemption Date"), the Company shall give written notice, by registered mail, to the holders of the Series B Convertible Preferred Stock that the shares of Series A Convertible Preferred Stock will be redeemed (the Notice of Redemption"). The Notice of Redemption shall be effective upon receipt by the holders. The Notice of Redemption shall include the following information: (i) the Redemption Date, (ii) the Redemption Price, (iii) the total number of shares of Series B Convertible Preferred Stock to be redeemed by the Corporation, (iv) the names of the place or places at which the shares of Series B Convertible Preferred Stock will be surrendered for redemption, and (v) the name of the Redemption Agent. If the Company elects to redeem fewer that all of the outstanding shares of Series B Convertible Preferred Stock, the shares to be redeemed from each holder shall be determined by the Board of Directors, on a pro rata basis, based on the number of shares of the Series B Convertible Preferred Stock held by the holders, with any fractional shares being rounded up to the nearest whole share. The Redemption Price must be paid out of legally available funds to the holders no later than the tenth calendar day after the Redemption Date. In the event that the Company fails to pay to the holders the Redemption Price on or before the tenth calendar day after the Redemption Date, the Redemption Notice will be null and void, and the holders will regain full possession and ownership of the shares previously redeemed or surrendered.

SECTION 7

MISCELLANEOUS

7. 1. Headings of Subdivisions. The headings of the various Sections hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

7. 2. Severability of Provisions. If any right, preference or limitation of the Series B Convertible Preferred Stock set forth herein (as this resolution may be amended from time to time) is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other rights, preferences and limitations set forth in this resolution (as so amended) which can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall, nevertheless, remain in full force and effect, and no right, preference or limitation herein set forth shall be deemed dependent upon any other such right, preference or limitation unless so expressed herein.

**** SIGNATURE ON FOLLOWING PAGE ****

This Certificate of Designation for the Series B Convertible Preferred Stock has been executed by a duly authorized officer of the Company on the date set forth below.

Date: December 31, 2011

Name: Craig Crawford
Title: Chief Financial Officer